UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 1) *

WorldGate Communications, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

98156L-30-7

(CUSIP Number)

WGI Investor LLC

349-L Copperfield Blvd. #392

Concord, NC 28025

(704) 260-3304

with a copy to:

Craig S. Mordock, Esq.

Jones Day

3161 Michelson Blvd., Suite 800

Irvine, CA 92612

(949) 851-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. WGI Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 241,652,110*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 241,652,110*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,652,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. Manna Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 241,652,110*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 241,652,110*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,652,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. Praescient, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 241,652,110*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 241,652,110*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,652,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 98156L-30-7

1	NAME OF REPORTING PERSONS. Robert Stevanovski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 241,652,110*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 241,652,110*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,652,110*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5 hereof.

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of WorldGate Communications, Inc. (the “Company”). This Amendment No. 1 is being jointly filed by (i) WGI Investor LLC, a Delaware limited liability company (“WGI”), (ii) Manna Holdings, LLC, a Delaware limited liability company (“Manna Holdings”), (iii) Praescient, LLC, a North Carolina limited liability company (“Praescient”), and (iv) Robert Stevanovski, an individual (collectively, the “Reporting Persons”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2009 (the “Original Filing”). Unless otherwise indicated, capitalized terms used herein without definitions have the meanings assigned to them in the Original Filing.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 below is incorporated herein by reference. The funds for the loans made by WGI to the Company were derived from the working capital of WGI, all of which was derived from capital contributions by the members of Manna Holdings. Funds to be used in connection with any exercise of the 2010 Warrants (as defined below) are expected to be derived from the same source.

ITEM 5.	Interests in Securities of the Issuer.

The information contained in Rows (7) through (13) of the cover pages of this Amendment No. 1 for each the Reporting Persons are incorporated herein by reference. The percentages used herein are calculated based upon the 339,357,652 shares of Common Stock represented by the Company to be outstanding on August 6, 2010 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010.

(a)-(b) As of the date of this Amendment No. 1, WGI is the record holder of (i) 202,462,155 shares of Common Stock, and (ii) a warrant to purchase an aggregate of 140,009,750 shares of Common Stock (of which 25,189,869 were exercisable as of August 11, 2010) under an Anti-Dilution Warrant dated as of April 6, 2009 (the “Anti-Dilution Warrant”), and (iii) warrants to purchase an aggregate of 14,000,000 shares of Common Stock (all of which were exercisable as of August 11, 2010) under warrants issued by the Company to WGI in 2010 (the “2010 Warrants”). Assuming the exercise in full of all Warrants that are exercisable as of the date of this Amendment No. 1, WGI is the beneficial owner of 241,652,110 shares of Common Stock, constituting approximately 63.8% of the total issued and outstanding shares of Common Stock (based on calculations made in accordance with Rule 13d-3 of the Exchange Act).

(c) The information set forth in Item 6 below is incorporated herein by reference. Other than the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of the Common Stock within the past 60 days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 28, 2009, WGI entered into a Revolving Loan and Security Agreement (the “Loan Agreement”) with the Company and certain of its subsidiaries pursuant to which WGI agreed to loan the Company up to $3,000,000 in aggregate principal amount. Interest on any outstanding loan advances under the Loan Agreement accrues at the rate of 10% per annum, and the obligations under the loan are secured by all of the assets of the Company and its subsidiaries.

On March 9, 2010, the Company and WGI entered into an amendment to the Loan Agreement to increase the maximum aggregate principal amount to $5,000,000. In connection with the March 2010 amendment, the Company issued to WGI a warrant to purchase up to 6,000,000 shares of the Company’s Common Stock at an exercise price of $0.574 per share. On August 11, 2010, the Company and WGI entered into a second amendment to the Loan Agreement, which increased the maximum aggregate principal amount to $7,000,000. In connection with the August 2010 amendment, the Company issued to WGI a warrant to purchase up to 8,000,000 shares of the Company’s Common Stock at an exercise price of $0.432 per share. Each of the 2010 Warrants was fully vested on issuance, has a term of 10 years and was not deemed Future Contingent Equity under the Anti-Dilution Warrant.

The foregoing description of the Loan Agreement (as amended) and the 2010 Warrants does not purport to be a complete summary and is qualified in its entirety by reference to the full texts of such agreements, each of which is filed as an exhibit to this Amendment No. 1.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit

99.1	Revolving Loan and Security Agreement, dated October 28, 2009, by and among WGI Investor LLC, WorldGate Communications, Inc., WorldGate Service, Inc., WorldGate Finance, Inc., Ojo Service LLC, and Ojo Video Phones LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on October 30, 2009).

99.2	First Amendment to Revolving Loan and Security Agreement, dated March 9, 2010, by and among WGI Investor LLC, WorldGate Communications, Inc., WorldGate Service, Inc., WorldGate Finance, Inc., Ojo Service LLC, and Ojo Video Phones LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 9, 2010).

99.3	Warrant, dated March 9, 2010, issued by the Company to WGI Investor LLC (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company with the SEC on March 9, 2010).

99.4	Second Amendment to Revolving Loan and Security Agreement, dated August 11, 2010, by and among WGI Investor LLC, WorldGate Communications, Inc., WorldGate Service, Inc., WorldGate Finance, Inc., Ojo Service LLC, and Ojo Video Phones LLC (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 13, 2010).

99.5	Warrant, dated August 11, 2010, issued by the Company to WGI Investor LLC (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 13, 2010).

99.6	Revolving Promissory Note, dated August 11, 2010, by WorldGate Communications, Inc., WorldGate Service, Inc., WorldGate Finance, Inc., Ojo Service LLC, and Ojo Video Phones LLC in favor of WGI Investor LLC in a principal amount of $7,000,000 (incorporated by reference to the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 13, 2010).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.(1)

Date: August 17, 2010

WGI INVESTOR LLC

By:	PRAESCIENT, LLC, its manager

By:	/S/ COLLEEN R. JONES
Name:	Colleen R. Jones
Title:	Authorized Signatory

MANNA HOLDINGS, LLC

By:	PRAESCIENT, LLC, its managing member

By:	/S/ COLLEEN R. JONES
Name:	Colleen R. Jones
Title:	Authorized Signatory

PRAESCIENT, LLC

By:	/S/ COLLEEN R. JONES
Name:	Colleen R. Jones
Title:	Authorized Signatory

/S/ ROBERT STEVANOVSKI*
Robert Stevanovski, individually

* By:	/S/ COLLEEN R. JONES
Colleen R. Jones, attorney-in-fact (2)

(1)	This Amendment No. 1 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated April 16, 2009, filed as Exhibit 99.1 to the Original Filing and incorporated herein by reference.
(2)	Duly authorized under Power of Attorney dated February 13, 2009, filed as Exhibit 99.2 to the Original Filing and incorporated herein by reference.